SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

August 19, 2025

Office of Structured Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Hodan Siad and Arthur Sandel

Re:	Mercedes-Benz Trust Leasing LLC Mercedes-Benz Vehicle Trust Registration Statement on Form SF-3 Filed July 14, 2025 File Nos. 333-288660 and 333-288660-01 (the “registration statement”)

Ladies and Gentlemen:

The registrant, Mercedes-Benz Trust Leasing LLC, and co-registrant, Mercedes-Benz Vehicle Trust, have filed Amendment No. 1 to the registration statement.

In addition, the registrants have instructed us to provide each of the responses set forth below to the Staff’s comments of August 11, 2025.  For ease of reference, the Staff’s comments have been repeated below in italics.  Each comment is followed by the registrants’ response, and we refer to each of your comments by the number and designation assigned to it by you.

Registration Statement on Form SF-3

General

1.
Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.2. of Form SF-3.

Mercedes-Benz Trust Leasing LLC, as depositor, confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the notes being registered under the registration statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Office of Structured Finance Securities and Exchange Commission August 19, 2025 Page 2
Form of Prospectus
Risk Factors
Leased vehicle losses may be affected disproportionately because of geographic concentration of the leases, page 35

2.
We note your disclosure regarding the risks associated with concentrations of leases in particular geographic areas. Please confirm that if 10% or more of the leases are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows. Refer to Item 1111(b)(14) of Regulation AB.

The depositor hereby confirms that if 10% or more of the leases are or will be located in any one state or other geographic region, the prospectus will set forth a description of any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows.

Adverse events with respect to MBFS USA, its affiliates or third party servicers to whom MBFS USA outsources its activities may affect..., page 38

3.
We note your disclosure that adverse events may impact MBFS USA’s obligation to repurchase certain leases that do not comply with representations and warranties made by MBFS USA under the transaction agreements, resulting in potential losses to investors. Please confirm that you will provide information regarding MBFS USA’s financial condition, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Please refer to Items 1104(f), 1108(b)(4), and 1110(c) of Regulation AB, as applicable.

The depositor hereby confirms that the prospectus will provide information regarding MBFS USA’s financial condition, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities.  We have also revised the bracketed disclosure on page 71 in the form of prospectus in response to the Staff’s comment.

MBFS USA
Securitization Program, page 71

4.	We note your disclosure about MBFS USA’s experience specifically as sponsor of its securitization program. Please also describe MBFS USA’s experience as servicer.

Office of Structured Finance Securities and Exchange Commission August 19, 2025 Page 3
Refer to Item 1108(b)(2) of Regulation AB.

We have revised the disclosure under the above referenced heading and under “MBFS USA— General” to address the Staff’s comment.

Credit Risk Retention, page 146

5.
We note your bracketed disclosure regarding the eligible horizontal residual interest option under Regulation RR. Please revise as necessary to clarify that any retained horizontal interest will equal at least five percent of the fair value of all ABS interests issued in the securitization, consistent with your descriptions of the combination vertical and horizontal interest option and the eligible vertical interest option. Refer to Rule 4(a)(2) of Regulation RR.

We have revised the disclosure under the above referenced heading to address the Staff’s comment.

We hope that the foregoing have been responsive to the Staff’s comments. Please contact the undersigned with any questions or comments regarding this matter.  Thank you for your time and attention.

Very truly yours,

/s/ Siegfried Knopf

cc: Steven C. Poling –
Mercedes-Benz Trust Leasing LLC/ Mercedes-Benz Vehicle Trust